Exhibit 21.1

SUBSIDIARIES OF CRE8 ENTERPRISE LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Cre8 Incorporation Limited	British Virgin Islands	December 6, 2023	100%
Cre8 (Greater China) Limited	Hong Kong SAR	September 16, 2006	100%
Chuangbafang Enterprise Management (Shanghai) Company Limited	The People’s Republic of China	May 11, 2021	100%